# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BillionToOne, Inc., CIK 0002070849
CUSIP: 090168105
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1035 O'Brien Drive, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 11/07/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001696926

## Reporting persons
- NeoTribe Ventures I, L.P. ("NTV I"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,710,286; shared voting power 0; sole dispositive power 2,710,286; shared dispositive power 0; aggregate amount beneficially owned 2,710,286 (6.6% of the class)
  Comment: Note to Rows 5 and 7: NeoTribe Partners I, LLC ("NTP I"), the general partner of NTV I, may be deemed to have sole voting and dispositive power over these shares, and Kolluri, the managing member of NTP I, may be deemed to have sole voting and dispositive power over these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 41,216,110 shares of Class A Common Stock, par value $0.00001 per share ("Common Stock") outstanding as of December 5, 2025, as set forth in the quarterly report on Form 10-Q of BillionToOne, Inc. (the "Issuer") for the quarter ended September 30, 2025, filed with the United States Securities and Exchange Commission (the "Commission") on December 10, 2025 (the "Form 10-Q").
- NeoTribe Associates I, L.P. ("NTA I"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 109,204; shared voting power 0; sole dispositive power 109,204; shared dispositive power 0; aggregate amount beneficially owned 109,204 (0.3% of the class)
  Comment: Note to Rows 5 and 7: All shares are held of record by NTV I as nominee for NTA I. NTP I, the general partner of NTA I, may be deemed to have sole voting and dispositive power over these shares, and Kolluri, the managing member of NTP I, may be deemed to have sole voting and dispositive power over these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 41,216,110 shares of Common Stock outstanding as of December 5, 2025, as set forth in the Form 10-Q.
- NeoTribe Partners I, LLC ("NTP I"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,819,490; shared voting power 0; sole dispositive power 2,819,490; shared dispositive power 0; aggregate amount beneficially owned 2,819,490 (6.8% of the class)
  Comment: Note to Rows 5 and 7: Consists of 2,710,286 shares held of record by NTV I for itself and 109,204 shares held of record by NTV I as nominee for NTA I. NTP I, the general partner of NTV I and NTA I, may be deemed to have sole voting and dispositive power over these shares, and Kolluri, the managing member of NTP I, may be deemed to have sole voting and dispositive power over these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 41,216,110 shares of Common Stock outstanding as of December 5, 2025, as set forth in the Form 10-Q.
- Neotribe Ignite Fund I, L.P. ("NTIF I"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,297,799; shared voting power 0; sole dispositive power 1,297,799; shared dispositive power 0; aggregate amount beneficially owned 1,297,799 (3.1% of the class)
  Comment: Note to Rows 5 and 7: Neotribe Ignite Partners I, LLC ("NTIP I"), the general partner of NTIF I, may be deemed to have sole voting and dispositive power over these shares, and Kolluri, the managing member of NTIP I, may be deemed to have sole voting and dispositive power over these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 41,216,110 shares of Common Stock outstanding as of December 5, 2025, as set forth in the Form 10-Q.
- Neotribe Ignite Partners I, LLC ("NTIP I"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,297,799; shared voting power 0; sole dispositive power 1,297,799; shared dispositive power 0; aggregate amount beneficially owned 1,297,799 (3.1% of the class)
  Comment: Note to Rows 5 and 7: Shares held of record by NTIF I. NTIP I, the general partner of NTIF I, may be deemed to have sole voting and dispositive power over these shares, and Kolluri, the managing member of NTIF I, may be deemed to have sole voting and dispositive power over these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 41,216,110 shares of Common Stock outstanding as of December 5, 2025, as set forth in the Form 10-Q.
- Neotribe SPV I BTO, LLC ("NT SPV I"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 242,216; shared voting power 0; sole dispositive power 242,216; shared dispositive power 0; aggregate amount beneficially owned 242,216 (0.6% of the class)
  Comment: Note to Rows 5 and 7: Neotribe Partners SPV I BTO, LLC ("NTP SPV I"), the managing member of NT SPV I, may be deemed to have sole voting and dispositive power over these shares, and Kolluri, the managing member of NTP SPV I, may be deemed to have sole voting and dispositive power over these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 41,216,110 shares of Common Stock outstanding as of December 5, 2025, as set forth in the Form 10-Q.
- Neotribe Partners SPV I BTO, LLC ("NTP SPV I"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 242,216; shared voting power 0; sole dispositive power 242,216; shared dispositive power 0; aggregate amount beneficially owned 242,216 (0.6% of the class)
  Comment: Note to Row 5: Shares held of record by NT SPV I. NTP SPV I, the managing member of NT SPV I, may be deemed to have sole voting and dispositive power over these shares, and Kolluri, the managing member of NT SPV I, may be deemed to have sole voting and dispositive power over these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 41,216,110 shares of Common Stock outstanding as of December 5, 2025, as set forth in the Form 10-Q.
- Krishna Kittu Kolluri ("Kolluri"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 4,359,505; shared voting power 0; sole dispositive power 4,359,505; shared dispositive power 0; aggregate amount beneficially owned 4,359,505 (10.6% of the class)
  Comment: Note to Rows 5 and 7: Consists of 2,710,286 shares held of record by NTV I for itself, 109,204 shares held of record by NTV I as nominee for NTA I, 1,297,799 shares held of record by NTIF I and 242,216 shares held of record by NT SPV I. NTP I, the general partner of NTV I and NTA I, may be deemed to have sole voting and dispositive power over the shares held of record by NTV I for itself and as nominee for NTA I. NTIP I, the general partner of NTIF I, may be deemed to have sole voting and dispositive power over the shares held of record by NTIF I. NTP SPV I, the managing member of NT SPV I, may be deemed to have sole voting and dispositive power over the shares held of record by NT SPV I. Kolluri, a director of the Issuer and the managing member of NTP I, NTIP I and NTP SPV I may be deemed to have sole voting and dispositive power over the shares held of record by NTV I for itself and as nominee for NTA I, NTIF I and NT SPV I, respectively.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 41,216,110 shares of Common Stock outstanding as of December 5, 2025, as set forth in the Form 10-Q.

## Item 1. Issuer
Name of issuer: BillionToOne, Inc.
Address of issuer's principal executive offices: 1035 O'Brien Drive, Menlo Park, CA 94025

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by NeoTribe Ventures I, L.P. ("NTV I"), NeoTribe Associates I, L.P. ("NTA I"), NeoTribe Partners I, LLC ("NTP I"), Neotribe Ignite Fund I, L.P. ("NTIF I"), Neotribe Ignite Partners I, LLC ("NTIP I"), Neotribe SPV I BTO, LLC ("NT SPV I"), Neotribe Partners SPV I BTO, LLC ("NTP SPV I") and Krishna Kolluri ("Kolluri"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o NeoTribe Management Company, LLC
1300 El Camino Real, Suite 100
Menlo Park, CA 94025
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of NTV I, NTA I and NTIF I, and the limited liability company agreement of NTP I, NTIP I, NT SPV I and NTP SPV I, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Joint Filing Agreement

## Signatures
- NeoTribe Ventures I, L.P. ("NTV I"): /s/ Krishna Kolluri, Managing Member of NeoTribe Partners I, LLC, the General Partner of NeoTribe Ventures I, L.P. (02/13/2026)
- NeoTribe Associates I, L.P. ("NTA I"): /s/ Krishna Kolluri, Managing Member of NeoTribe Partners I, LLC, the General Partner of NeoTribe Associates I, L.P. (02/13/2026)
- NeoTribe Partners I, LLC ("NTP I"): /s/ Krishna Kolluri, Managing Member (02/13/2026)
- Neotribe Ignite Fund I, L.P. ("NTIF I"): /s/ Krishna Kolluri, Managing Member of Neotribe Ignite Partners I, LLC, the General Partner of Neotribe Ignite Fund I, L.P. (02/13/2026)
- Neotribe Ignite Partners I, LLC ("NTIP I"): /s/ Krishna Kolluri, Managing Member (02/13/2026)
- Neotribe SPV I BTO, LLC ("NT SPV I"): /s/ Krishna Kolluri, Managing Member of Neotribe Partners SPV I BTO, LLC, the Managing Member of Neotribe SPV I BTO, LLC (02/13/2026)
- Neotribe Partners SPV I BTO, LLC ("NTP SPV I"): /s/ Krishna Kolluri, Managing Member (02/13/2026)
- Krishna Kittu Kolluri ("Kolluri"): /s/ Krishna Kolluri, Krishna Kolluri (02/13/2026)